JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No 82-3085
RECEIVED
2005 DEC 30 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Jardine Strategic

05013610

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

SUPPL

To: Business Editor

For immediate release

Jardine Strategic Completes Acquisition of 20% Interest in Rothschild

14th December 2005 – Jardine Strategic Holdings Limited today announced that, following the receipt of the necessary regulatory consents, the acquisition of a 20% shareholding in Rothschilds Continuation Holdings AG ('RCH') from Royal & Sun Alliance Insurance plc had been completed for a total consideration equivalent to US$182 million.

RCH is the parent company of N M Rothschild & Sons Limited and is a major holding company within the Rothschild Group. The Rothschild Group has offices in more than 30 countries and employs some 2,000 people around the world. The Group provides banking, treasury, investment banking, fund management, private banking and trust management services to governments, corporations and individuals worldwide.

Jardine Strategic is a holding company within the Jardine Matheson Group which makes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Group. Its principal attributable interests are in Jardine Matheson (53 per cent), Dairy Farm (78 per cent), Hongkong Land (44 per cent), Mandarin Oriental (75 per cent) and Jardine Cycle & Carriage (62 per cent).

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For further information, please contact:

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Kennes Young (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.

dlw 12/30